UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ELECTRIC ARC FURNACE NO. 2 COMMISSIONING AT ITS TIKHVIN
FERROALLOY SMELTING PLANT SUBSIDIARY

Moscow, Russia – June 01, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Electric Arc Furnace No. 2 at its Tikhvin Ferroalloy Smelting Plant (JSC “TFZ”) was started up after its repair.
Electric Arc Furnace No. 2 at Mechel’s Tikhvin Ferroalloy Smelting Plant
subsidiary was commissioned on May 27, 2009. Thus, three electric arc furnaces
(EAFs) currently operate at the plant with only one EAF remaining in stand-by mode.
JSC “TFZ” is the youngest ferroalloy smelting plant in Russia. It comprises four
EAFs with 22.5 MVA capacity each, which are designed to smelt high-carbon ferrochrome. The process of the furnaces commissioning took place from April
2007 to April 2008.
From October 2008, the plant’s operations were limited due to decrease in demand for its products and increased prices for imported chrome ore. From October 2008 to May 2009, ferrochrome was smelted with only two furnaces operating with underutilization of their capacities. Owing to such measures, the plant managed to keep its operability and staff composition. During that time, scheduled maintenance was performed by the plant’s own personnel, which enabled increasing the equipment’s effectiveness. Specifically, the plant’s water-cooling system has been repaired and gas cleaning system tubes have been replaced with those capable to operate under higher temperature, which improved quality of waste gas treatment.
From January 2009, steady supplies of high quality chrome ore commenced from the new Voskhod Chrome Mining Plant (Kazakhstan), which is a part of Mechel’s ferroalloy sub-holding, Oriel Resources Ltd. At the same time, increase in demand for high-carbon ferrochrome was observed on the markets from April 2009.
Combination of these two factors made it possible to increase utilization of the plant’s capacity.
“The increased utilization of capacities of our ferroalloy subsidiaries, Tikhvin
Ferroalloy Smelting Plant and Southern Urals Nickel Plant (commissioning of the latter’s shaft furnace No. 8 was announced previously) proves that our ferroalloys segment development strategy and our anti-crisis program are quite efficient. We supported each of the Group’s ferroalloy plants with its own raw material base and thus ensured our independence from expensive imported ore. It also enabled us to fully utilize our production chains’ synergy. The scheduled maintenance works performed during the period of lower demand allowed us to increase performance of the equipment. And, at last, careful monitoring of the market situation allowed us to promptly respond to the demand growth taken shape and to increase utilization of the equipment in a view of the orders available in our order book,” Mechel OAO Senior Vice President Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 01, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO